UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PREVAIL THERAPEUTICS INC.

(Name of Subject Company)

PREVAIL THERAPEUTICS INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74140Y101

(CUSIP Number of Common Stock)

Asa Abeliovich, M.D., Ph.D.

President and Chief Executive Officer

Prevail Therapeutics Inc.

430 East 29th Street, Suite 1520

New York, New York 10016

(917) 336-9310

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Raymond O. Gietz Matthew J. Gilroy Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000	Christopher D. Comeau Tara M. Fisher Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Prevail Therapeutics Inc. (the “Company” or “Prevail”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Tyto Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.0001 per share (the “Shares”), pursuant to the Agreement and Plan of Merger, dated as of December 14, 2020, by and among Parent, Purchaser and the Company (as it may be amended from time to time, the “Merger Agreement”), in exchange for (i) $22.50 per Share, net to the seller in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradeable contingent value right (each a “CVR”), which represents the contractual right to receive a contingent payment of up to $4.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding, which amount (or such lesser amount as determined in accordance with the terms and conditions of the contingent value rights agreement to be entered into with a rights agent mutually agreeable to Parent and the Company) will become payable, if at all, if a specified milestone is achieved prior to December 1, 2028 upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on December 22, 2020. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Explanatory Note:

This supplemental information should be read in conjunction with this Schedule 14D-9 in its entirety. The Company believes that no supplemental disclosure is required under applicable laws and that this Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, the Company wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with this Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

Item 4. The Solicitation or Recommendation.

Item 4 of this Schedule 14D-9 is hereby amended and supplemented as follows:

1.

By inserting the bold and underlined language in the first paragraph under the heading “Background and Reasons for the Company Board’s Recommendation–Background of the Offer” on page 12 of the Schedule 14D-9 as follows:

The Company Board and the Company’s senior management have periodically reviewed and evaluated the Company’s strategy and discussed strategic alternatives, valuation matters, and the state of strategic partnerships and mergers and acquisitions in the biopharmaceutical industry with its financial advisors. The Company also, from time to time, has engaged in discussions with various parties regarding potential business transactions. Beginning in June 2018, the Company entered into confidentiality agreements, without a standstill provision, with 17 potentially interested parties to share confidential information as part of these discussions relating to potential strategic partnerships. The confidentiality agreements entered into with these 17 potentially interested parties do not prevent them from making a proposal to acquire the Company. During such time, the management team provided periodic updates to the Board regarding such discussions with potential strategic partners.

2.

By inserting the bold and underlined language in the second paragraph under the heading “Opinion of the Financial Advisor to the Company–Selected Public Company Analysis” on page 27 of the Schedule 14D-9 as follows:

Although none of the selected companies is directly comparable to the Company, the companies listed below were chosen by Centerview, among other reasons, because they are publicly traded early stage pre-commercial biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company.

3.

By inserting the bold and underlined language in the fifth paragraph under the heading “Opinion of the Financial Advisor to the Company–Selected Public Company Analysis” on page 28 of the Schedule 14D-9 as follows:

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Enterprise Values for the Company of $350 million to $600 million. In selecting this range of Enterprise Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related, among other things, to the differing sizes, growth prospects, clinical and commercial profiles and degree of operational risk between the Company and such comparable companies. Applying this range of Enterprise Values and adding to it the Company’s forecasted estimated net cash of $95 million as of December 31, 2020, as set forth in the Forecasts, resulted in an implied per share equity value range for the Shares of approximately $11.70 to $17.95, rounded to the nearest $0.05. Centerview then compared this range to the illustrative assumed per Share merger consideration of $23.74 per Share.

4.

By inserting the bold and underlined language in the first paragraph under the heading “Opinion of the Financial Advisor to the Company–Selected Precedent Transactions Analysis” on page 28 of the Schedule 14D-9 as follows:

Centerview reviewed and compared certain information relating to the following selected biopharmaceutical transactions that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions. These transactions were selected, among other reasons, because their participants (including early stage pre-commercial biopharmaceutical companies), size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business and/or financial characteristics that, for purposes of this analysis, may be considered similar to those of the Company.

5.

By replacing the table under the fourth paragraph under the heading “Opinion of the Financial Advisor to the Company–Selected Precedent Transactions Analysis” on page 29 of the Schedule 14D-9 with the following table:

Date Announced	Date Closed	Target	Acquiror	Transaction Value ($) in millions
10/26/20	12/1/20	Asklepios BioPharmaceutical, Inc.	Bayer AG	2,000
10/16/19	01/28/20	Achillion Pharmaceuticals, Inc.	Alexion Pharmaceuticals, Inc.	735
05/08/19	07/1/19	Therachon Holdings AG	Pfizer Inc.	340
05/06/19	05/29/19	Abide Therapeutics, Inc.	H. Lundbeck A/S	250
02/27/19	04/4/19	Myonexus Therapeutics, Inc.	Sarepta Therapeutics, Inc.	165
09/26/18	11/2/18	Syntimmune, Inc.	Alexion Pharmaceuticals, Inc.	400
11/30/17	01/23/18	Mitobridge, Inc.	Astellas Pharma Inc.	225

Date Announced	Date Closed	Target		Acquiror	Transaction Value ($) in millions
08/01/16	08/01/16	Bamboo Therapeutics, Inc.	Pfizer Inc.		192
Median					295

6.

By inserting the bold and underlined language in the fifth paragraph under the heading “Opinion of the Financial Advisor to the Company–Selected Precedent Transactions Analysis” on page 29 of the Schedule 14D-9 as follows:

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Transaction Values of $400 million to $750 million for the Company. In selecting this range of Transaction Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the target companies included in the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related, among other things, to the differing sizes, growth prospects, clinical and commercial profiles and degree of operational risk between the Company and such target companies. Applying this range of Transaction Values and adding to it the Company’s forecasted estimated net cash of $95 million as of December 31, 2020, as set forth in the Forecasts, resulted in an implied per share equity value range for the Shares of approximately $12.95 to $21.65, rounded to the nearest $0.05. Centerview then compared this range to the illustrative assumed per Share merger consideration of $23.74 per Share.

7.	By replacing the second paragraph under the heading “Opinion of the Financial Advisor to the Company– Discounted Cash Flow Analysis” on page 30 of the Schedule 14D-9 with the following paragraph:

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of December 31, 2020 using discount rates ranging from 12.5% to 14.5% (based on Centerview’s analysis of the Company’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including yields for U.S. treasury notes, levered and unlevered betas for comparable group companies, market risk and size premia) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on January 1, 2021 and ending on December 31, 2040, as set forth in the Forecasts, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that (as directed by Company management) the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2040 at a rate of free cash flow decline of 20% year over year (which perpetuity decline rate was based on considerations that Centerview deemed relevant in its professional judgment and experience), resulting in a range of present values of the terminal value of approximately $55 million to $85 million, (iii) tax savings from usage of the Company’s federal net operating losses of $109 million as of December 31, 2020 and future losses, as set forth in the Forecasts, which resulted in a net present value of approximately $60 million to $70 million, and (b) adding to the foregoing results the Company’s estimated net cash of $95 million as of December 31, 2020, plus an assumed equity raise of $100 million in 2021 as set forth in the Forecasts, and the present value of the estimated costs of a $400 million equity raise in 2022, a $350 million equity raise in 2024, and a $300 million equity raise in 2025, as set forth in the Forecasts, which resulted in a net present value of estimated costs of equity raises of approximately $95 million to $100 million. See “Certain Company Management Forecasts.” Centerview divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares (calculated based on approximately 34.2 million Shares outstanding as of December 14, 2020 and, using the treasury stock method, the dilutive impact of approximately 6.7 million outstanding Company Stock Options with a weighted average exercise price of $5.99) as of December 14, 2020, taking into account the expected dilution associated with the assumed equity raise of $100 million in 2021, as set forth in the Forecasts, resulting in a range of implied equity values per Share of $20.25 to $26.25, rounded to the nearest $0.05. Centerview then compared this range to the illustrative assumed per Share merger consideration of $23.74 per Share.

8.

By inserting the bold and underlined language in the second bullet after the first paragraph under the heading “Opinion of the Financial Advisor to the Company–Other Factors” on page 30 of the Schedule 14D-9 as follows:

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in the most recent publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Company ranging from $20.00 to $26.00 per Share, with the median of such price targets being $22.50 per Share.

9.

By inserting the bold and underlined language in the third bullet after the first paragraph under the heading “Opinion of the Financial Advisor to the Company–Other Factors” on page 30 of the Schedule 14D-9 as follows:

•

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in 24 selected transactions involving publicly traded biopharmaceutical companies for which premium data were available, including the transactions set forth above in “—Opinion of the Financial Advisor to the Company Board—Summary of Centerview Financial Analysis—Selected Precedent Transaction Analysis.” The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 65% to 95% to the Company’s closing stock price on December 11, 2020 (the second to last trading day before the public announcement of the Transactions), of $11.69, which resulted in an implied price range of approximately $19.30 to $22.80 per Share, rounded to the nearest $0.05.

Item 8. Additional Information.

Item 8 of this Schedule 14D-9 is hereby amended and supplemented as follows:

1.

By replacing the table after the fifth paragraph under the heading “Certain Company Management Forecasts–Important Information Concerning the Company Management Forecasts” on page 42 of the Schedule 14D-9 with the following table:

	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
($ in millions)
Earnings Before Interest and Taxes (“EBIT”)	($105)	($113)	($115)	($117)	($142)	($141)	$6	$384	$676	$855	$891	$893	$840	$734	$656	$695	$705	$601	$509	$436
Less: Unlevered Tax Expense(1)	—	—	—	—	—	—	(1)	(81)	(142)	(180)	(187)	(188)	(176)	(154)	(138)	(146)	(148)	(126)	(107)	(92)
Less: Capital Expenditures	(1)	(1)	(1)	(1)	(1)	(1)	(4)	(11)	(17)	(20)	(21)	(20)	(19)	(17)	(16)	(16)	(16)	(14)	(12)	(11)
Plus: Depreciation & Amortization	1	1	1	1	1	1	4	11	17	20	21	20	19	17	16	16	16	14	12	11
Less: Change in Net Working Capital	—	—	—	—	(1)	(3)	(22)	(46)	(41)	(24)	(4)	5	8	13	10	(1)	(1)	14	13	10
Unlevered Free Cash Flow(2)	($106)	($113)	($115)	($117)	($143)	($144)	($17)	$257	$493	$652	$700	$710	$671	$593	$529	$548	$555	$489	$415	$355
Memo: Non-Cash Compensation Based Expense	($8)	($8)	($7)	($8)	($11)	($11)	($16)	($21)	($21)	($22)	($23)	($23)	($24)	($25)	($26)	($27)	($28)	($24)	($21)	($18)
(1)	Assumes tax rate of 21% and excludes impact of net operating losses.
(2)

“Unlevered Free Cash Flow” is EBIT less tax expense, less capital expenditures, plus depreciation and amortization, less changes in net working capital. Non-cash compensation based expense was treated as a cash expense.

2.	By inserting the following disclosure at the end of the subsection entitled “Certain Litigation” on page 45 of the Schedule 14D-9:

“On January 5, 2021, Lisa Rosenberg, a purported stockholder of the Company, filed a complaint against the Company and the members of the Company Board in the United States District Court for the Southern District of New York, captioned Lisa Rosenberg v. Prevail Therapeutics Inc., et al., Case No. 1:21-cv-00066 (the “Rosenberg Complaint”). The Rosenberg Complaint alleges, among other things, that the defendants violated Sections 14(d) and 14(e) of the Securities and Exchange Act of 1934 by omitting certain material facts related to the transaction from the Schedule 14D-9 filed by the Company on December 22, 2020. The Rosenberg Complaint seeks, among other things, injunctive relief preventing the consummation of the Transactions, rescissory damages or rescission in the event of consummation of the Transactions, and certain fees and expenses.

On January 5, 2021, Marc Waterman, a purported stockholder of the Company, filed a complaint against the Company, the members of the Company Board, Parent and Purchaser in the United States District Court for the Southern District of New York, captioned Marc Waterman v. Prevail Therapeutics Inc., et al., Case No. 1:21-cv-00085 (the “Waterman Complaint”). The Waterman Complaint alleges, among other things, that the defendants violated Sections 14(d), 14(e), and 20(a) of the Securities and Exchange Act of 1934 by omitting certain material facts related to the transaction from the Schedule 14D-9 filed by the Company on December 22, 2020. The Waterman Complaint seeks, among other things, injunctive relief preventing the consummation of the Transactions, rescissory damages or rescission in the event of consummation of the Transactions, and certain fees and expenses.

On January 8, 2021, Judith Latner, a purported stockholder of the Company, filed a complaint against the Company and the members of the Company Board in the United States District Court for the Eastern District of New York, captioned Judith Latner v. Prevail Therapeutics Inc., et al., Case No. 1:21-cv-00110 (the “Latner Complaint”). The Latner Complaint alleges, among other things, that the defendants violated Sections 14(d), 14(e), and 20(a) of the Securities and Exchange Act of 1934 by omitting certain material facts related to the transaction from the Schedule 14D-9 filed by the Company on December 22, 2020. The Latner Complaint seeks, among other things, injunctive relief preventing the consummation of the Transactions, rescissory damages or rescission in the event of consummation of the Transactions, and certain fees and expenses.

On January 12, 2021, James Parshall, a purported stockholder of the Company, filed a complaint against the Company and the members of the Company Board in the United States District Court for the Eastern District of Pennsylvania, captioned James Parshall v. Prevail Therapeutics Inc., et al., Case No. 2:21-cv-00137 (the “Parshall Complaint”). The Parshall Complaint alleges, among other things, that the defendants violated Sections 14(d), 14(e), and 20(a) of the Securities and Exchange Act of 1934 by omitting certain material facts related to the transaction from the Schedule 14D-9 filed by the Company on December 22, 2020. The Parshall Complaint seeks, among other things, injunctive relief preventing the consummation of the Transactions, rescissory damages or rescission in the event of consummation of the Transactions, and certain fees and expenses.

On January 12, 2021, Charles Williams, a purported stockholder of the Company, filed a complaint against the Company, the members of the Company Board, Parent and Purchaser in the United States District Court for the Southern District of New York, captioned Charles Williams v. Prevail Therapeutics Inc., et al., Case No. 1:21-cv-00234 (the “Williams Complaint”). The Williams Complaint alleges, among other things, that the defendants violated Sections 14(e) and 20(a) of the Securities and Exchange Act of 1934 by omitting certain material facts related to the transaction from the Schedule 14D-9 filed by the Company on December 22, 2020. The Williams Complaint seeks, among other things, injunctive relief preventing the consummation of the Transactions, rescissory damages or rescission in the event of consummation of the Transactions, and certain fees and expenses.

The outcome of the lawsuits described above cannot be predicted with certainty. However, the Company believes that the plaintiffs’ allegations are without merit. Additional complaints may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce, or file an amendment to this Schedule 14d-9 to include, such additional complaints.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Rosenberg Complaint, the Waterman Complaint, the Latner Complaint, the Parshall Complaint and the Williams Complaint, copies of which are attached as Exhibit (a)(5)(E), Exhibit (a)(5)(F), Exhibit (a)(5)(G), Exhibit (a)(5)(H) and Exhibit (a)(5)(I) to this Schedule 14D-9, respectively, and are hereby incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(E)	Complaint, dated January 5, 2021 (Rosenberg v. Prevail Therapeutics Inc., et al.).

(a)(5)(F)	Complaint, dated January 5, 2021 (Waterman v. Prevail Therapeutics Inc., et al.)

(a)(5)(G)	Complaint, dated January 8, 2021 (Latner v. Prevail Therapeutics Inc., et al.)

(a)(5)(H)	Complaint, dated January 12, 2021 (Parshall v. Prevail Therapeutics Inc., et al.)

(a)(5)(I)	Complaint, dated January 12, 2021 (Williams v. Prevail Therapeutics Inc., et al.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2021	Prevail Therapeutics Inc.

	By:	/s/ ASA ABELIOVICH
Name: Asa Abeliovich
Title: President & Chief Executive Officer